
Tequila
King
Tequila
Queen

INVEST IN **ANTEEL TEQUILA**

Premium Blue Weber Agave Tequila Brand With Over 100 Awards and an Innovative Portfolio

anteeltequila.com Canton, MI

Highlights

1. One of the most awarded tequilas since 2019 (117 Awards & Accolades)
2. World's only Coconut Lime Blanco Tequila infused with all-natural flavors.
3. First tequila brand to be owned or co-owned and led by a black woman.
4. Carried in over 1,500 accounts across 5 states.
5. First Tarocco Blood Orange Blanco Tequila infused with Sicilian grown blood oranges.
6. 50,000 + members in the Anteel Tequila community.
7. Appearances on The Kelly Clarkson Show, Fox Soul, Cheddar News, & Bravo TV's "Married to Medicine".
8. Featured in Forbes, Essence, Pr%f, Tasting Panel Magazine, and 100+ additional media platforms.

Featured Investors

Pronghorn Follow Invested $550,000

Pronghorn is a standalone business dedicated to cultivating the next generation of Black founders, executive leaders, and entrepreneurs in the Spirits industry.
pronghorn.co

Pronghorn , Executive Team

"Anteel Tequila is well positioned to take advantage of the tailwinds and favorable category dynamics for Tequila / Agave, by solidifying core markets and expanding selectively to realize 2024 growth goals."



Valerie O'Gorman Follow Invested $10,000

Syndicate Lead

"As a self-proclaimed tequila enthusiast, I've had my fair share of tequila experiences, and nothing has impressed me quite like Anteel Tequila. This multi-award-winning brand has taken the spirits industry by storm, boasting 125 awards across its portfolio of five remarkable expressions. When I first discovered Anteel Tequila a couple of months ago, it was love at first sip, and I knew immediately that this was a brand I wanted to be part of—not just as a fan but as an investor. Anteel's portfolio includes five distinct expressions, each crafted with precision and care. Their Blanco is exceptionally smooth, with a clean, crisp flavor that elevates any cocktail. But what truly sets Anteel apart are their innovative and groundbreaking offerings. The Coconut Lime Blanco—the world's only tequila of its kind—blew me away with its tropical, refreshing taste. Similarly, the Tarocco Blood Orange Blanco, a vibrant and citrusy delight, is unlike anything I've ever tasted in the tequila market. The Reposado, aged eight months in charred whiskey barrels, has a depth of flavor and complexity that whiskey lovers will adore, while the Anejo offers a rich, luxurious experience for those seeking something truly special. What drew me to Anteel was not just the tequila but the vision behind the brand. The fact that Anteel is available in 15 states and growing rapidly is a testament to its quality and appeal. It's not every day you come across a tequila that strikes such a perfect balance between tradition and innovation. Anteel's bold flavors and smooth finishes make it a standout in a highly competitive market. When I first tried Anteel Tequila, I was with another investor, and we couldn't stop raving about it. From the first sip, it was clear that this tequila was in a league of its own. We joked about how great it would be to invest in such a brand, but at the time, the opportunity wasn't available. So when the chance finally came, I didn't hesitate. Investing $10K in Anteel Tequila was one of the easiest decisions I've ever made. I believe in the brand, the people behind it, and the incredible quality of their products. Anteel's potential is limitless, and I'm thrilled to be part of its journey. If you haven't

tried Anteel Tequila yet, you're missing out on something truly extraordinary. Cheers!"

Our Team



Nayana Ferguson Co-Founder / COO

Nayana is the first black woman to have ownership and lead a tequila brand, making her a spirits industry pioneer. Nayana is also an 18-year pancreatic cancer survivor and an 11-year breast cancer survivor. She is a National Advocate for PanCAN.



Don Ferguson Co-Founder / CEO

Prior to Anteel Tequila, Don was a VP of Operations for the largest mortgage lender in the U.S. In 1998, Don co-founded Michigan record label ReAL Entertainment and worked with Eminem, D12, Slum Village and others, handling marketing/promotions.

Why Not?


Distillery That Produces Anteel Tequila Tour (Working on Anteel An...
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How did Anteel Tequila come to be?

As a long-time tequila enthusiast, we wanted to do something that we loved, something that we were proud of, and something that made us happy in life.

When wife and co-founder Nayana Ferguson asked her husband Don, "if there was anything in life that you could do, what would it be", Don quickly replied, "own a tequila brand, but there's no way we can do that".

Nayana replied "why not" and at that moment, life completely changed.



Agave Fields at Casa Maestri

Within two days, Nayana found the perfect distillery to work with. Casa Maestri is the most awarded distilleries in Mexico. To date, Anteel Tequila is the most awarded brand that the distillery produces. Since 2019, Anteel Tequila has won 117 awards and accolades from accredited spirits competitions around the world.


Premium Tequila
Blanco
HECHO EN MEXICO | 100% DE AGAVE
Premium Tequila
Reposado
HECHO EN MEXICO | 100% DE AGAVE
Coconut Lime
Blanco
HECHO EN MEXICO | 100% DE AGAVE

When we first launched Anteel on the market in 2018, we knew we wanted to do something unique for the industry. Nayana is an 18-year pancreatic cancer survivor and an 11-year breast cancer survivor who is pre-diabetic. We launched the world's only Coconut Lime Blanco Tequila, infused with all-natural flavors from the meat of the coconut and limes, to appeal to those that may have not been a tequila fan. Anteel CLB is our most awarded, most talked about expression and is also our best-selling expression.


Premium Tequila with Natural
Blood Orange
Blanco
EN MEXICO | 100% DE AGAVE
750 mL | 35% alc./vol. (70 Proof)

Blood Orange Blanco

Since the Coconut Lime Blanco did so well, we decided to release another flavored expression for National Tequila Day, July 24th, 2021. Infused with all-natural flavorings from Tarocco blood oranges grown in Sicily, Italy, this made a big impact in the industry, solidifying our stance as an innovator for the agave industry.


Over 100 Brand Awards
INNOVATION AWARD
CONSUMERS' CHOICE AWARD 2023
SIP AWARDS
anteel
Premium Tequila
Blanco
Blood Orange Blanco
Coconut Lime Blanco
Reposado
Tequila Queen
Nayana Ferguson
First Black Woman To Have Ownership
& Lead a Multi-Awarded Tequila Brand

Along the way, we achieved some absolutely amazing things. We found that Nayana was the first black woman to have ownership of a tequila brand and to lead a tequila brand. We won over 100 Awards & Accolades, and expanded distribution into additional states.


Cancer Survivor Makes History As The First Black Woman To Laun
KELLY CLARKSON SHOW
SIP AWARDS
Watch on YouTube

Nayana's story received a LOT of attention and she has appeared in media sources such as The Kelly Clarkson Show, Cheddar News, Fox Soul, Forbes, Essence, and Yahoo News. The Smithsonian Institute created a Wikipedia page for her and she became a National Advocate for PanCAN sharing her story of overcoming cancer twice in a national media campaign.


PROF the Magazine
Anteel Tequila
BRONZE
TEQUILA QUEEN
ESSENCE
She Wanted A Healthier Spirit, Now She's The First Black Woman To Lead A Tequila Brand
Forbes
Meet The Only Black Women To Operate A Tequila Brand
MEDIA
THE KELLY CLARKSON SHOW
COGNAC
Sister in France
BADASS BARTENDERS
MARRIED TO MEDICINE
THE tastingpanel MAGAZINE

Media Attention

Magazine covers, tv shows, news programs, podcasts, magazine articles, and blog posts about Nayana's story and the brand ensued. Anteel Tequila and the founders have been mentioned in over 100 media outlets from the launch of the brand until present day.


anteeL
Premium Tequila
SIP AWARDS 2021 PLATINUM
SIP AWARDS 2023 PLATINUM
CONSUMERS' CHOICE AWARD 2021 SIP AWARDS
CONSUMERS' CHOICE AWARD 2022 SIP AWARDS
CONSUMERS' CHOICE AWARD 2023 SIP AWARDS
INNOVATION AWARD 2021
INNOVATION AWARD 2022
INNOVATION AWARD 2021
2023 INTERNATIONAL Distillers Challenge GOLD SPIRITS COMPETITION
Over 100 Awards Since 2019

Awards

Anteel Tequila is one of the most awarded emerging brands in the agave industry. Since 2019, Anteel Tequila has won 115 Awards and Accolades from accredited spirits competitions around the world. This includes multiple Innovation Awards, Consumer Choice Awards, Platinum, Double Gold, Gold, and Silver.

Find Anteel Tequila In These Stores

Total Wine & MORE

meijer

Kroger

plum market

Nino Salvaggio INTERNATIONAL MARKETPLACE

OLD TOWN TEQUILA

HAPPY CORK